Exhibit 99.1

GreenPower Files Preliminary Base Shelf Prospectus and Registration Statement

VANCOUVER, BC, July 22, 2021 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero-emission, electric-powered medium and heavy-duty vehicles, is pleased to announce that it has filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with the securities commissions in the Provinces of British Columbia, Alberta and Ontario, and a corresponding registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

When made final or effective, the Preliminary Shelf Prospectus and corresponding Registration Statement will allow GreenPower to undertake offerings of common shares, preferred shares, warrants, subscription receipts, units, debt securities and share purchase contracts (collectively, the "Securities"), or any combination thereof, up to an aggregate total of US$200 million from time to time during the 25-month period that the final short form base shelf prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators.

No securities regulatory authority has either approved or disapproved the contents of this news release. The Registration Statement filed today with the SEC has not yet become effective. No Securities may be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of GreenPower in any jurisdiction in which such offer, solicitation or sale would be unlawful.

A copy of the Preliminary Shelf Prospectus, and copies of the final short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future, can be found under GreenPower's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. A copy of the Preliminary Shelf Prospectus and Registration Statement may also be obtained from the Chief Financial Officer of GreenPower at Suite 240 – 209 Carrall Street, Vancouver, B.C. V6B 2J2 Canada.

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The Forward-looking statements in this press release include statements relating to the filing and effectiveness of the final base shelf prospectus and corresponding Registration Statement; the filing and effectiveness of any potential prospectus supplement; and the amount and terms of any Securities to be offered. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions, as well as risks and uncertainties associated with GreenPower's business and finances in general. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. GreenPower undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law, including the securities laws of the United States and Canada.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Fraser Atkinson, CEO, (604) 220-8048; Michael Sieffert, CFO, (236) 521-4642; Mike Cole, Investor Relations, (949) 444-1341; Megan Kathman, Skyya PR for GreenPower, (651) 785-3212